

Mail Stop 3561

March 4, 2010

<u>Via Fax & U.S. Mail</u>

Mr. Philip A. Shiels
Chief Financial Officer
ASI Entertainment, Inc.
954 Lexington Ave. Suite 242
New York, NY 10021

> **Re:** **ASI Entertainment, Inc.**
> **Form 10-K for the year ended June 30, 2009**
> **File No. 000-27881**

Dear Mr. Shiels:

We have reviewed your response dated February 2, 2010 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Draft Form 10-K/A for the Year Ended June 30, 2009 (as filed in the response letter dated February 2, 2010)

Business, page 2

1. Refer to your discussion of marketing arrangements on pages 4 and 5. We note that the Edwin Chan arrangement has a two year term. Please expand your disclosures to also specifically state the term/duration of the ASIQ, Ltd arrangement (5/29/08) and of the Chapman Reid assigned ground based arrangement. In addition, with regard to the ASIQ, Ltd arrangement (of 5/29/08), please clearly state under material terms whether there was any additional license fee due from ASIQ, Ltd. If the $200,000 fee disclosed under the Chapman Reid agreement also covered the ASIQ, Ltd. agreement under (b) above, please revise to clarify.

2. Please tell us of any related party relationship or affiliation between Chapman Reid Ltd. and ASIQ, Ltd and/or ASI Entertainment. In addition, please describe and quantify the consideration that ASIQ Ltd. received from Chapman Reid Ltd. in return for the assignment of the agreement.

3. We note that the date of the Edwin Chan agreement is represented as being March 10, 2008. However, the agreement was actually signed on October 3, 2008. Further, when discussing license agreements in your fiscal 2008 Form 10-K (for the year ended June 30, 2008) you do not disclose the existence of the Edwin Chan agreement. (Refer to Item 12 of your fiscal 2008 Form 10-K on page 19 of that document). Based upon these facts, it appears that the actual commitment date of the Chan agreement may have been October 3, 2008 and that the two year term began on that date. Please address this matter supplementally and revise your document as appropriate.

4. We note that you privatized your subsidiary ASIQ as of December 30, 2006. You subsequently purchased the SafeCell intellectual property from your former subsidiary for $250,000 in cash. Following that purchase, you licensed the SafeCell intellectual property back to ASIQ in return for $200,000 in license fees and anticipated future royalties. Further, it appears that ASIQ may have assigned certain of the rights to Chapman Reid Ltd, which appears to be a related party. Supplementally and in detail, please discuss the business reasons for each of these transactions. In addition, please explain the business reasons why you forgave $1.8 million in debt from your former subsidiary prior to privatizing the entity.

5. As a related matter, upon privatization of ASIQ, Ltd, it appears that the two companies were under common control. Please tell us whether the two companies continue to be under common control. If they are not, please tell us the date that common control ceased and provide support for your conclusion in your response.

Income Statement, page F-3

6. Your response to our previous comment 9 has not demonstrated consistency with SAB Topic 13.A.3. Specifically, you have not supported your argument that immediate recognition of revenue related to the license agreements is consistent with the nature of the transaction. Please tell us how you determined your treatment reflected the nature of each transaction. You should discuss each license agreement separately. Further, you should include whether and how you have further involvement with each licensee over the license term.

7. We note that you have added disclosure to Item 1 of your Form 10-K in response to our previous comment 10. However, we continue to believe that this disclosure, while it may be appropriate in Item 1, should be included in the financial statement footnotes as well. Therefore, as previously requested, please revise your MD&A and financial statement footnotes to include an in-depth discussion of the individual license agreements, including their material terms, amounts received under such agreements, revenue recognized during the current period, and remaining deferred revenue to be recognized. Your revenue recognition policy should specifically state your recognition policy for each material license agreement and how this policy is in accordance with US GAAP.

8. As a related matter, please tell us how you have considered whether granting "exclusive" license agreements for the same geographic area impacts whether persuasive evidence of an arrangement actually exists.

Statement of Cash Flows, page F-4

9. It is unclear why you have considered the acceptance of shares in ASIQ Ltd. in settlement of a receivable (400,000 shares for $200,000 receivable per the disclosure added on page 5) and what appears to be the related unrealized loss on those shares as an increase in operating cash flow. Please explain, supplementally and in detail.

10. As a related matter, it appears you may be treating the ASIQ shares as "available-for-sale," as your disclosure on page 5 indicates the shares were valued at $200,000, but your June 30, 2009 balance sheet values the ASIQ shares at approximately $135,000. If our understanding is correct, please tell us how you have considered the unrealized loss in OCI in the statement of stockholders' equity and the statement of cash flow.

11. Alternatively, we note your reference to the use of shares as a "bonus to investors" in your response 7(c). Please further explain the nature of these transactions. If you have distributed the ASIQ shares to investors in return for an investment in your company, please describe and quantify each such transaction. Provide each of the

book entries by date, in order to illustrate each such transaction. Describe how you valued the ASIQ shares and how you valued the issuance of your shares in each case, if applicable. State the actual market price of your shares on the OTCBB at each date. Finally, for each such transaction, tell us whether the ASIQ shares went to a related party or associate. If they did go to such an individual, please identify that party.

12. Refer to your response to our prior comment 8. We note the past and present relationship of ASI to ASIQ, as well as the operating results of ASIQ prior to its privatization. In view of the relative significance of the associated investment to your balance sheet, we are not persuaded that the shares of ASIQ, Ltd. were appropriately valued as of the acquisition date, as of June 30, 2009 and as of each of the subsequent interim balance sheet dates. As previously requested, provide us with objectively verifiable support for the value of the shares at each of the above dates. We may have further comments upon review of your response.

13. If your initial valuation is based, all or in part, upon the raising of capital, please tell us the date of each transaction upon which you are relying and the number of shares sold by ASIQ (as well as the percentage of outstanding shares that the sale represented). Tell us, in each case, whether the consideration was received immediately in cash and tell us whether each investor had a related party relationship, or was otherwise associated with either ASIQ or ASI. We may have further comment upon review of your response.

14. Further, as this balance represents your entire asset balance at June 30, 2009, please revise your financial statements to include your investment policy as a critical accounting policy as well as the disclosure provisions of FASB ASC 320-10-50.

15. Upon resolution of the related accounting issues cited above, your financial statements and your MD&A should be revised to fully and clearly explain and quantify these transactions and activities.

16. Finally, consideration should be given, on an ongoing basis, to whether you may constitute an investment company as discussed in FASB ASC 946-10-05-2.

Notes to Consolidated Financial Statements

Note 1 – Organization, Operation and Summary of Significant Accounting Policies

Stock Options, page F-8
17. Refer to our previous comment 15. Confirm our understanding that your stock options outstanding all vested on the date of grant and therefore related expenses were included in the period issued. If our understanding is not correct, please advise.

Form 10-Q for Quarter Ended December 31, 2009

Balance Sheet, page 2

18. We assume, from your cash flow statement, that you received $23,397 in cash and that you intend to issue your common shares in return. Please describe this transaction to us in greater detail. Tell us how many shares you are required to issue (if predetermined) and how the per share value is, or will be, derived. Explain why the shares were not issued upon receipt of the funds, tell us when you expect to issue the shares and indicate whether the buyers are related parties or associates. Finally, we assume that if the transaction is not consummated you will be required to return exactly $23,397 in cash to the intended purchasers. Please confirm supplementally or advise. Transactions of this nature and size should be clearly described in the footnotes and in MD&A on an ongoing basis.

Income Statement, page 3

19. In future filings, to facilitate the readers' understanding, please rearrange the order of your presentation. If you present the three months ending December 31, 2009 on the left hand side of the page, the next column should present the three months ended December 31, 2008 so that a comparison may be more easily made. You can then present the six months ended December 31, 2009 followed by the six months ended December 31, 2008.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief